Transamerica Financial Life Insurance Company
440 Mamaroneck Avenue
Harrison, New York 10528
March 31, 2010
VIA EDGAR
Craig Ruckman
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Transamerica Financial Life Insurance Company TFLIC Pooled Account No. 44 Initial Registration Statement on Form N-4 File Nos. 333-163881; 811-22371
Dear Mr. Ruckman:
     On behalf of Transamerica Financial Life Insurance Company (“TFLIC” or the “Company), we respond below to the staff’s comment letter dated February 19, 2010 on the above-referenced filing. We first set forth each specific staff comment and then provide our response. The numbering of each comment corresponds to the staff’s comment letter.
1. General
a.	Comment: Guaranteed Income Rate (pp. 27-28): The prospectus discloses the currently applicable Guaranteed Income Rates and notes that the insurance company may increase or reduce the Guaranteed Income Rate in the future. Furthermore, the disclosure states that once a Participant chooses a Lock-In Date, the Guaranteed Income Rate in force at that time will apply. As the disclosure stands now, the insurance company is free to reduce the Guaranteed Income Rate to zero if it so chose. Based upon the current disclosure a Participant would be unable to make an informed choice regarding the benefit provided by Guaranteed Income Amount. Inasmuch as the guaranteed lifetime withdrawal benefit (“GLWB”) is mandatory, the rates go to the essence of the contract for the investor. Accordingly, please disclose the minimum available Guaranteed Income Rates. In addition, please clarify both the form of notice the insurance company will provide Participants and how much notice will be provided regarding changes in the Guaranteed Income Rates.
Response: The Prospectus provides that the Guaranteed Income Rate will be determined when the Participant chooses to lock-in and depends on the Participant’s Age on the Lock-In Date, whether the Participant has elected single life or joint life coverage, and the Guaranteed Income Rate Table that was in effect at the time of each Contribution. Any change to the Guaranteed Income Rate Table will not apply to Contributions previously made under the Contract. If, theoretically, the insurance company reduced the Guaranteed Income Rate table to zero on all future Contributions, a Participant would continue to receive the benefits specified for contributions made under prior Guaranteed Income Rate tables, and this change would have no impact on the Participant’s benefit. Such a Participant would be free to stop contributing to the SecurePath for Life Product if they felt that the revised Guaranteed Income Rate Table provided an inadequate benefit.

To provide an example illustrating this concept, a Participant, age 50, may contribute $100,000 in 2010, when the Guaranteed Income Rate table provides a benefit of 3.5% for single life coverage beginning at age 55. When the Participant locks-in with single life coverage at age 55, assuming no additional contributions, the Participant will receive a Guaranteed Income Rate of 3.5%, regardless of whether the Guaranteed Income Rate table at that time provides a higher or lower Guaranteed Income Rate at age 55. The new Guaranteed Income Rate would only apply to any additional contributions the Participant makes after the new table goes into effect. Examples are provided under “Guaranteed Income Rate Table – Product Changes” with respect to the blended Guaranteed Income Rate that would apply to a Participant who makes Contributions under different Guaranteed Income Rate tables.

We have revised the Prospectus to clarify that changes to the Guaranteed Income Rate apply only to future Contributions, and to specify that Participants will receive at least 30 days advance written notice of a change in the Guaranteed Income Rate table. However, we have not revised the Prospectus to provide minimum Guaranteed Income Rates, as any changes to the table do not impact existing Participant contributions. If a Participant believes that the revised table, whether higher or lower, does not provide a sufficient benefit to them, they are not required to make any additional Contributions.

b.	Comment: The staff notes that the primary benefit associated with contract appears to be the GLWB, which is intended to provide for a guaranteed level of withdrawals during the life of the Participant. In addition, the contract provides that contributions made by the Participant may only be invested in a target date fund related to the Participant’s age. Generally, a target date fund will grow more conservative in its allocations as it nears the target date in order to lock in gains made to that point. Considering the benefit of a GLWB is to access funds in the near term, while the benefit of a target date fund is to accumulate returns and lock in those returns at some date in the future, please provide disclosure regarding how the target date fund is designed in part to limit the risk the registrant is exposed to in offering the GLWB.
Response: The requested disclosure has been added in Section 2 under “Variable Investment Options.”

c.	Comment: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: There are currently no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy. However, the Company reserves the right to enter into reinsurance or other agreements, in accordance with applicable state law, with respect to the guarantees associated with the policy.

d.	Comment: Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

Response: The contract name on the front cover page of the prospectus is the same as that associated with the EDGAR class identifier. If any name change is proposed, both the name on the cover page of the Prospectus and the EDGAR class identifier will be revised accordingly.
2.	Glossary (pp. 1-4)

Comment: Please include section cross references in the Glossary section for Guaranteed Income Amount, Guaranteed Income Rate, Guarantee Value, Income Base, Settlement Phase, and Underlying Funds.

Response: The requested revisions have been made to the Glossary.

3.	Prospectus Summary (pp.5-14)
a.	Comment: Currently the Summary section includes both the fee tables and a summary of the contract. Please provide this disclosure in two separate sections, one covering the Fee Table and Expense Examples, the other the summary of the contract.

Response: The requested revisions have been made.

b.	Comment: The Summary section is too long and obscures important information, such as the possibility of termination due to Excess Withdrawals and due to actions by a Contractholder when the investor is a Participant, and the possibility that the sole Investment Option may be terminated. The registrant is urged to make the Summary section more brief to ensure that these risks are not obscured. In the alternative, please include a Risks section in the Summary to highlight these and other important risks.
Response: We have revised the Summary section to be more brief, and have included supplemental disclosure of the risks noted by the staff.

c.	Comment: Where applicable, please include the narrative description of each table as set forth in Item 3 of Form N-4. See Form N-4, Item 3, Instruction 1.

Response: The requested revisions have been made.

d.	Comment: Please move the Annual Contract Fee from the Transaction Expenses table to the Pooled Account Annual Expenses Table.

Response: The requested revisions have been made.

e.	Comment: Pooled Account Annual Expenses: Please provide two line items disclosing the Mortality and Expense Risk fee separately from the Administrative Fee.

Response: The requested revisions have been made.

f.	Comment: Expense Examples: The staff notes that the expense examples reflect what the costs would be to a contractowner if the contractowner surrendered the contract at the end of the applicable time period. Please confirm supplementally that the costs of annuitization and surrender are the same. In addition, please include the 5 and 10 year periods in the Expense Example.

Response: Revisions have been made to include the 5 and 10 year periods in the Expense Example. We also confirm that the costs of annuitization and surrender are the same.

g.	Comment: Please note that the Contractholder has the right to suspend the contract or terminate the plan and that this right may impact the rights the Participant has under the contract as disclosed on page 17. Please provide this information as part of the revision requested by comment 2b, above.

Response: The requested revisions have been made.

h.	Comment: Investment Options (pp.7-8): Please disclose all investment options as set forth on page 21 or in the alternative that these are the funds available to investors who at the time the registration statement is first declared effective would be of an age required to invest in the Contract.
Response: The requested revisions have been made to clarify that the listed funds are those that would be available to investors of an age required to invest in the Contract.

i.	Comment: Guaranteed Income Amount (pp. 8-10): In the first paragraph, please briefly disclose any adverse effects the Participant may realize associated with Excess Withdrawals, including a statement that Excess Withdrawals may reduce the Income Base by an amount greater than the Excess Withdrawal and may terminate the benefit entirely.

Response: The requested revisions have been made.

j.	Comment: Guaranteed Income Amount (pp. 8-10): In the second paragraph, please briefly disclose the restrictions on making withdrawals, including any tax penalties, and cross-reference to the Tax Information section.

Response: The requested revisions have been made.

k.	Comment: Guaranteed Income Amount (pp. 8-10): In the Guaranteed Income Rate Table, please disclose that the Joint rates are based upon the age of the younger spouse.

Response: The Guaranteed Income Rate Table has been removed in order to shorten the summary, per the staff’s comments above. The remaining discussion specifically states that the joint rates are based upon the age of the younger spouse.

l.	Comment: Contributions (p. 10): The disclosure notes that “Participants can make additional Contributions at any time during the Accumulation Period.” Please clarify whether there are any age restrictions similar to those associated with initial Contributions.

Response: The requested revisions have been made.

m.	Comment: Contributions (p.10): Please briefly disclose the limitations that exist upon making Contributions to the contract as disclosed in the Tax Information section.

Response: The requested revisions have been made.

4.	Summary of the Contracts (pp. 15-20)
a.	Comment: Ownership (p. 16): The prospectus states that a Plan Contractholder may exercise certain rights under the Contract, including “the transfer of assets held under the Contract to another fund.” Please confirm supplementally that the rights listed is complete and, if not, revise the prospectus to make it complete. In addition, please revise the prospectus to clarify the circumstances under which a Contractholder may transfer investor assets to another fund. In addition, please either describe the specified assumptions determining the Guarantee Value or provide a cross reference to the Glossary and/or any other location in the prospectus that provides those assumptions. Please make the change regarding specified assumptions consistently throughout the prospectus, as applicable (see, e. g., p. 17).

Separately, given the disclosure that the IRA Participant “generally” has all decision making rights, please clarify what rights are not reserved for the IRA Participant.

Response: The requested revisions have been made. With respect to actions of the Contractholder that may impact Participants, the listing of rights that the Plan Contractholder may exercise under the Contract is complete. We have revised the language to clarify that the Plan Contractholder may terminate the Contract or terminate the Plan. We have deleted the language relating to the transfer of assets to another investment fund, as it was subject to the misinterpretation that a Plan Contractholder could transfer assets under the Contract to another investment fund under the Contract, which is not the case.

b.	Comment: Contributions (p. 16): Please disclose the limitations that exist upon making Contributions to the contract as disclosed in the Tax Information section and provide a cross-reference to that section.

Response: The requested revisions have been made.

c.	Comment: Rights Upon Suspension of Contract or Termination of Plan (pp. 17-18): The prospectus states in several places that a Plan Participant may lose the guaranteed benefit as a result of a Plan Contractholder’s actions, absent a rollover. Please highlight this language in bold.

Response: The requested revisions have been made.

d.	Comment: Failure of Qualification (p. 18): The prospectus states that the Company will refuse contributions for a period that the Plan Contractholder becomes ineligible for any previously applicable tax benefits under the Code. Please clarify generally the circumstances under which this could occur. Please also confirm that a Participant remains free during this period to withdraw assets from the Plan.

Response: The requested revisions have been made. If a previously tax-qualified retirement plan is disqualified by the Internal Revenue Service, the Prospectus clarifies that a Participant would receive a distribution from the plan.

e.	Comment: Rights Reserved by the Company (p.20): The prospectus states that the registrant “may” transfer assets in a Variable Investment Option to the Money Market Variable Investment Option on a temporary basis until an appropriate substitute Variable Investment Option is made available. Please clarify what rights the investor has, e.g., any right to receive the Guarantee Value, if no such “appropriate” option is found. For clarity, please also reiterate that any such transfer is subject to Commission approval, as applicable. In addition, please make conforming changes elsewhere in the prospectus, as applicable (e.g., the Money Market Variable Investment Option for Temporary Investment section on page 23).

Separately, please revise the fee table to include the costs of this variable investment option.

Response: The requested revisions have been made.

5.	Investment Options (pp. 21-24)

a.	Comment: Variable Investment Options (p. 21): The staff notes that the Prospectus Summary discloses that a Participant must be at least 50 years old before an initial Contribution will be accepted. However, the Variable Investment Options include target date funds applicable to Participants as young as 23. Please clarify supplementally this apparent discrepancy.

Response: The Prospectus currently discloses all Target Date Funds that may become available to Participants under the Contract, although the staff is correct that certain Target Date Funds would not apply to Participants eligible for the product. Rather than amending the Prospectus each year that eligible Participants can invest in a later-date Target Date Fund, we felt it would be more appropriate to include all Target Date Funds that are expected to become available under the Contract.

b.	Comment: Money Market Variable Investment Option for Temporary Investment (p. 23): The prospectus states that the Money Market Variable Investment Option will be made available pending receipt of “authorized instructions.” It is unclear under what circumstance this could arise, since the prospectus states that reinvestment upon termination of a target date fund requires an appropriate substitute. Please clarify what is intended by the phrase, when the occasion could arise, and what are the possible consequences for the Contract.

Response: Revisions have been made to clarify the circumstances under which the Money Market Variable Investment Option would be made available.

c.	Comment: Substitution (p. 24): Please revise the second paragraph to make clear that the substitution referred to in that paragraph is of the group referred to in the first paragraph.

Response: The requested revisions have been made.

6.	Guaranteed Income Amount (pp. 25-37)
a.	Comment: The Staff notes that currently the examples throughout this section are justified to the left and in the same font size and type as all of the text in the prospectus. Please reformat the examples throughout this section in order to make it clear where the example ends and the narrative description of the Guaranteed Income Amount resumes.

Response: The requested revisions have been made.

b.	Comment: Guaranteed Income Rate (pp. 27-28): In the Guaranteed Income Rate Table, please disclose that the Joint Rate is applicable to the age of the younger spouse.

Response: The requested revisions have been made.

c.	Comment: Guaranteed Income Rate (pp. 27-28): The Guaranteed Income Rate Table discloses a 3.00% Guaranteed Income Rate under the Joint feature where the younger spouse is between the ages of 50-54. Please clarify the result should a Participant aged 54 and a spouse aged 53 attempted to make a withdrawal. Based upon the staff’s reading of the Tax Information section, under most circumstances withdrawals are not permitted before the age of 55. Is there an exception applicable to this Joint feature of the Guaranteed Income Amount?

Response: The staff’s reading is correct that a Participant aged 54, with a spouse aged 53, could not elect a Lock-In Date and begin withdrawals of the Guaranteed Income Amount. Revisions have been made to clarify that the 3.00% Guaranteed Income Rate would only apply in the event that the Participant was at least aged 55, with a spouse between 50 and 55.

d.	Comment: Lock-In of Guaranteed Income Amount (pp. 28-29): The prospectus states that “a Participant can make a withdrawal equal to the Guaranteed Income Amount, even if...previous withdrawals of the annual Guaranteed Income Amount have reduced the Participant’s Account Value to $0.” Please clarify whether this statement is true in the event an Excess Withdrawal reduces the Participant’s Account Value to $0.

Response: The requested clarifications have been made.

e.	Comment: Lock-In of Guaranteed Income Amount (pp. 28-29): The prospectus uses the term “in-service withdrawal.” Please provide a definition for this term.

Response: Revisions have been made to clarify the meaning of “in-service withdrawal.”

f.	Comment: Lock-In of Guaranteed Income Amount (pp. 28-29): Please clarify how a Participant would select a Lock-In date (e.g. in writing, by phone, etc.).

Response: The requested revisions have been made.

g.	Comment: Contribution after the Lock-In Date (pp. 29-31): Please revise Example 3 in order to illustrate the effect of an Excess Withdrawal on the Guaranteed Income Amount, the effect of a Contribution that is less than the Excess Withdrawal, and finally the effect of a Contribution that is greater than the Excess Withdrawal. Please also clarify the effect of a subsequent Contribution on the Income Base, not just the Guaranteed Income Amount, and provide an example demonstrating the calculation.

Response: The requested revisions have been made.

h.	Comment: Withdrawals (pp. 32-34): The first paragraph notes that Withdrawals are subject to the terms of the retirement plan arrangement. Please provide a cross-reference to the Tax Information section.

Response: The requested revisions have been made.

i.	Comment: Withdrawals (pp. 32-34): The prospectus states that withdrawals “in excess of the Guaranteed Income Amount during an annual period will generally be Excess Withdrawals.” Please clarify when withdrawals in excess of the Guaranteed Income Amount would not be considered Excess Withdrawals and provide a cross-reference to the applicable section(s) of the prospectus where this is discussed.

Response: The requested revisions have been made.

j.	Comment: Withdrawals (pp.32-34): Please disclose the effect of the Account Value being reduced to $0 as the result of an Excess Withdrawal. If such an event can terminate the benefit, make that clear here and in the Summary.

Response: The requested revisions have been made.

k.	Comment: Withdrawals (pp. 32-34): On page 43 of the prospectus it is disclosed that retirement plan fees may be deducted from the contract. Please clarify whether these fees are considered withdrawals for the purposes of the Guaranteed Income Amount.

Response: The requested revisions have been made. Deductions of these fees are considered withdrawals from the Account Value, but are not considered Excess Withdrawals for the purposes of the calculation of the Income Base and the Guaranteed Income Amount.

l.	Comment: Required Minimum Distributions (p. 35): The last sentence of the first paragraph discloses that required minimum distributions may be treated as Excess Withdrawals. Please state this affirmatively and bold or otherwise highlight this information.

Response: The requested revisions have been made.

m.	Comment: Required Minimum Distributions (p. 35): The prospectus states that the insurance company will determine whether an adequate required minimum distribution has been made for the year, and if there has not been an adequate distribution, the insurance company will make an additional distribution for the remaining amount from the Participant’s investment options, including those other than the contract. Please clarify supplementally how the insurance company will make distributions from investment options other than the contract.

Response: With respect to retirement plan accounts, the SecurePath for Life Product will be initially offered to retirement plans that have contracted with a retirement plan administrator affiliated with the insurance company. This retirement plan administrator will facilitate the automatic RMD withdrawal feature with respect to other investment options available under the Participant’s retirement arrangement.

n.	Comment: Settlement Phase (p. 37): The prospectus states that no death benefits are available once the Account Value goes to zero. Please make this clear in the death benefits section and in the Summary.

Response: The requested revisions have been made.

7.	Contributions (pp.38-40)

a.	Comment: The prospectus states that the Company reserves the right to cease accepting new Contributions at any time. Please include this information in the Summary.

Response: The requested revisions have been made.

b.	Comment: Age Restrictions (p. 38): Please clarify whether there are any age restrictions similar to those associated with Initial Contributions.

Response: The requested revisions have been made.

8.	Transfers and Withdrawals (pp.44-46)

a.	Comment: Retirement Plan Loans (p.45): The prospectus states in order for a Participant to receive a retirement plan loan, the Participant may be required to transfer amounts out of the contract and such transfers may be viewed as Excess Withdrawals. Please provide a brief summary highlighting this issue in the Prospectus Summary.

Response: The requested revisions have been made.

b.	Comment: Automatic Withdrawals (p. 45): Please note that withdrawals prior to the Lock-In Date constitute Excess Withdrawals.

Response: The requested revisions have been made.

9.	Annuity Options (pp. 47-50)

a.	Comment: The staff notes that the primary benefit offered by the contract seems to be the GLWB, rather than the annuity. In consideration of this, please discuss those factors the Participant should consider when deciding whether to annuitize.

Response: The requested revisions have been made.

b.	Comment: The prospectus notes that the Maturity Date, or date before which the Annuity Option must be selected, is 105. Please disclose the earliest date a Participant may choose to annuitize.

Response: The requested revisions have been made.

c.	Comment: Fixed Annuity Options (p.48): The Contingent Annuity discloses that “annuity payments to the contingent annuitant may be made in the same amount paid while both annuitants lived or a lesser percentage of this amount.” Please clarify how it will be determined whether the contingent annuitant will be paid the same amount as while both annuitants lived or a lesser percentage of this amount.

Response: The requested revisions have been made.

d.	Comment: Fixed Annuity Options (p.48): When discussing the Contingent Annuity with Period Certain, please disclose who would receive payments in the event both annuitants died before the end of the period certain.

Response: The requested revisions have been made.

e.	Comment: Fixed Annuity Options (p. 48): Please provide a brief comparison of the various Fixed Annuity options, particularly with respect to the anticipated amount, based upon a fixed set of assumptions as to age, anticipated longevity, etc.

Response: As noted by the staff, the primary benefit offered by the contract is the GLWB, rather than the annuity. We have added disclosure, pursuant to staff request, relating to the factors a Participant should consider when deciding whether to annuitize. However, we believe a comparison of the fixed annuity options with respect to the anticipated amount would be confusing to the average participant who is seeking to take advantage of the GLWB, rather than to annuitize. In addition, the fixed annuity purchase rates are subject to change, and any such disclosure would become outdated quickly.

f.	Comment: Fixed Annuity Options (p. 48): The maximum annuity age appears to be 105. Please disclose which Fixed Annuity option is applied in the event the Participant reaches the Maturity Date and has not selected an option.

Response: The requested revisions have been made.

g.	Comment: The prospectus notes that the “Life Annuity with Period Certain and the Specified Fixed Period Annuity may only be elected for a number of years that will not exceed an annuitant’s life expectancy.” Please clarify whether this same restriction applies to the Contingent Annuity with Period Certain.

Response: The requested revisions have been made.

h.	Comment: The prospectus makes reference to “initial period.” Please disclose the period to which this “initial period” refers.

Response: The requested revisions have been made.

i.	Comment: The prospectus makes reference to “annuity purchase rates” and certain “maximum rates set forth in the contract.” The staff did not see these terms disclosed elsewhere in the prospectus. Please direct the staff to where this disclosure appears or include such disclosure.

Response: Revisions have been made to clarify these terms in the Prospectus.

j.	Comment: The prospectus discusses the commuted value and notes that the commuted value is the “present value of any annuity payments...discounted at the interest rate...applied to determine the amount of the annuitant’s Fixed Annuity payments.” The staff notes that there did not appear to be any discussion of an interest rate in determining the amount the Fixed Annuity payment, unless the interest rate mentioned here is referring to the annuity purchase rate discussed in the comment above. If not, please include a discussion of the determination of the Fixed Annuity amount that includes the applicable interest rate.

Response: The requested revisions have been made to clarify applicable interest rates.

10.	Death Benefit (pp. 51-52)

Comment: The prospectus notes that a surviving spouse may continue the Contract. Please clarify what rights of the original investor are retained by the spouse in such a circumstance (e.g., naming Beneficiaries), and how long the spouse has to decide whether or not to continue the Contract.

Response: The requested revisions have been made. Please note that the investment in the SecurePath for Life Product will continue, absent an alternative election by the spouse. There is no time limit on how long the spouse has to decide whether or not to continue the Contract.
* * * * * *
We are filing with the Commission a separate letter including the Tandy representations requested by the staff along with this letter and a pre-effective amendment to the registration statement. Please contact me at 914-627-3137 if you have any questions regarding the responses to the staff’s comments.
Sincerely,
Elizabeth L. Belanger
Vice President & Senior Counsel